UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CorpBanca announced yesterday the offering of 10,680,200,621 common shares, including common shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside the Republic of Chile (“Chile”). An additional 1,335,032,639 common shares, including common shares in the form of ADSs, are being offered by Mr. Fernando Aguad Dagach (the “selling shareholder”). CorpBanca and the selling shareholder may also offer common shares in Chile simultaneously with the offering.

The details of the offering are included in the press release issued by CorpBanca on this date, which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: December 14, 2012

EXHIBIT INDEX

Exhibit	Description

99.1	Press release announcing the offering of 10,680,200,621 common shares, including common shares in the form of American Depositary Shares (“ADSs”) in the United States and elsewhere outside the Republic of Chile. An additional 1,335,032,639 common shares, including common shares in the form of ADSs, are being offered by Mr. Fernando Aguad Dagach.